UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The ODP Corporation

(Name of Subject Company)

The ODP Corporation

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88337F 105

(CUSIP Number of Class of Securities)

N. David Bleisch, Esq.

Executive Vice President, Chief Legal & Administrative Officer and Corporate Secretary

6600 North Military Trail

Boca Raton, FL 33496

(561) 438-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alan M. Klein, Esq.

Jakob Rendtorff, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication related to a planned tender offer by USR Parent, Inc., a Delaware corporation, and Staples, Inc., a Delaware corporation, for all of the issued and outstanding shares of Common Stock of The ODP Corporation, a Delaware corporation (“ODP” or the “Company”):

•	Exhibit 99.1— Excerpt of the transcript of ODP’s Earnings Call, dated February 24, 2021.